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Exhibit 99.1

Dear Investor,

        The enclosed document contains important information regarding the proposed merger of America First Apartment Investors, Inc., a real estate investment trust (the "REIT") and America First Real Estate Investment Partners, L.P, a limited partnership (the "Partnership"). The Partnership will merge with and into the REIT which will be the surviving company and will trade on the NASDAQ under the symbol, APRO. The merger will need the approval of both the Unit holders in the Partnership and shareholders in the REIT. Because you are an investor in one or both of these companies, we ask you to review the enclosed Joint Proxy Statement/Prospectus and recommend you vote FOR the merger.

        We view this merger as a great opportunity to continue the successful history of growth established by the REIT and the Partnership over the past several years. Since implementation of its growth strategy in 1996, the REIT and its predecessor have steadily increased annual distributions from $.75 per share to the current rate $1.00 per share while growing its multifamily portfolio from eight to fifteen properties. The Partnership initiated its recent growth plan in 2001 and has increased distributions from $.60 per unit to $.70 per unit and has acquired five additional properties which added 1,325 rental units to its portfolio.

        After the merger is approved, the multifamily portfolio of the combined companies will total 29 apartment properties comprised of 6,118 rental units. By creating a larger, more viable company, the REIT will be better positioned to continue its growth strategy of increasing earnings and dividends to investors.

        Benefits of the merger include:

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  A larger REIT should attract more investor interest and have better access to capital for continued growth.

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  By creating a larger and more diversified portfolio of investment assets, the merger will reduce investment risks;

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  A larger number of REIT shares trading in the market should create a more liquid market and give shareholders the ability to buy and sell shares with less risk of "moving" the market;

  •
  By combining two separate public companies we can decrease overall operating costs due to elimination of duplicative expenses and other economies of scale; and

  •
  Merging the Partnership into the REIT will provide Unit holders with simplified income tax reporting; with no K-1s after the 2004 tax year.

        Under the terms of the merger, Unit holders in the Partnership will receive a combination of REIT common stock and cash in exchange for their Units. Each Unit will be exchanged for 0.791 shares of the REIT's common stock, plus a cash payment of $0.39 per Unit. The cash payment is intended to offset some or all of the income tax liability that may be incurred by Unit holders due to the merger. The amount of shares currently owned by existing shareholders of the REIT will not change as a result of the merger.

        We have called meetings of both the REIT and the Partnership investors to vote on the merger. The enclosed materials contain important information you will need to consider before voting your proxy for the meeting. Please review it carefully, including the discussion of the risks associated with the merger and then return your proxy card or follow telephone/internet voting instructions on the card.

        The Board of Managers of America First Companies has unanimously determined that the merger and the merger agreement are fair to Unit holders of the Partnership and is recommending that Unit holders vote "FOR" the merger.

        The Board of Directors of the REIT has unanimously determined that the merger and the merger agreement are fair to stockholders of the REIT and is recommending that REIT stockholders vote "FOR" the merger.

        YOUR VOTE IS IMPORTANT. Please vote as soon as possible by mail, phone or internet. Instructions on these three different ways to vote your proxy are found on the enclosed proxy form.

        If you wish to see additional background information on either company, please visit the America First web site at www.am1st.com. If you have additional questions, please call Maurice Cox at 1-800-283-2357.

AMERICA FIRST APARTMENT INVESTORS, INC.

John H. Cassidy
President, America First Apartment Investors, Inc.

AMERICA FIRST REAL ESTATE INVESTMENT PARTNERS, L.P.

Lisa Y. Roskens
President and CEO, America First Companies, LLC

        The following are some of the questions you may have regarding the proposal to merge America First Apartment Investors, Inc. and America First Real Estate Investment Partners, L.P. More complete information regarding the merger is contained in the Joint Proxy Statement/Prospectus that has been sent to you. You should read the Joint Proxy Statement/Prospectus carefully before voting on the merger.

Q:    What companies are merging?

        We are proposing to merge America First Apartment Investors, Inc. (the "REIT") and America First Real Estate Investment Partners, L.P. (the "Partnership"). If the proposed merger is completed, the REIT will be the surviving entity.

        The REIT is a real estate investment trust that owns 15 multifamily properties comprised of 3,335 rental units and one commercial property. The REIT also has investments in mortgage-backed securities. Shares of the REIT's common stock trade on the NASDAQ under the symbol "APRO." The REIT and its predecessors have been in operation since 1986, converting to a real estate investment trust as of January 1, 2003.

        The Partnership is a limited partnership that was formed in 2001 from the merger of two limited partnerships known as Capital Source L.P. and Capital Source L.P. II-A. The Partnership owns 14 multifamily properties comprised of 2,783 rental units.

Q:    What are the terms of the merger?

        Unit holders in the Partnership will receive a combination of REIT common stock and cash in exchange for their Units. Each Unit will be exchanged for 0.791 shares of the REIT's common stock plus a cash payment of $0.39. The cash payment is intended to offset some or all of the income tax liability that will be incurred by taxable Unit holders due to the merger.

        For REIT shareholders, the amount of shares owned will not change as a result of the merger.

Q:    Will the REIT dividends be affected?

        The REIT is required to distribute at least 90 percent of its annual income to retain its favorable tax status. Initially, the REIT will pay dividends quarterly at the current rate of $1.00 per share. For Unit holders in the Partnership, this will result in an increase of $.09 in dividends received. For REIT shareholders, the dividend will not change initially. The REIT's board will have the discretion to increase or decrease the dividend, just as it does now.

Q:    Why merge the REIT and the Partnership?

        The principal reason for combining the two companies is to allow them to continue to grow. Both the Partnership and the REIT have followed a business strategy of increasing their funds from operations and distributions to investors by acquiring additional real estate assets. However, both the REIT and the Partnership are reaching the practical limitations of their ability to continue to grow as separate companies. Both companies are relatively small and this reduces the interest from the investment banking firms and the investor community. By merging the Partnership and the REIT, we will create a company that is twice the size of the REIT. This larger company will have greater market visibility and the ability to raise the additional equity capital needed for further growth. In addition to its small size, the Partnership is also effectively precluded from raising additional capital due to difficulties associated with issuing limited partnership interests in the public markets.

        Other important reasons for the merger include:

  •
  By creating a larger and more diversified portfolio of investment assets, the merger will reduce investment risks;

  •
  A larger number of REIT shares trading in the market should create a more liquid market and give shareholders the ability to buy and sell shares with less risk of "moving" the market;

  •
  By combining two separate public companies we can lower overall operating costs due to elimination of duplicative expenses and other economies of scale; and

  •
  Merging the Partnership into the REIT will provide Unit holders with simplified income tax reporting.

Q:    How has growth helped the REIT and the Partnership in the past?

        Both the REIT and the Partnership have been able to increase funds from operations and distributions paid to investors by acquiring additional real estate assets that provide operating cash flow in excess of interest costs on the money borrowed to acquire these assets. In addition, improved financial performance resulted from greater economies of scale as fixed costs were spread over a larger asset base.

        Since implementation of the growth strategy in 1996, the REIT and its predecessor have increased annual distributions from $.75 per share to $1.00 per share in 2003, while Funds From Operations (FFO) grew from $.69 per share in 1996 to approximately $1.90 per share in 2003.

        The Partnership initiated its growth plan in 2001 and has increased distributions from $.60 per Unit in 2001 to the currently annualized rate of $.70 per Unit while FFO grew from $.74 in 2001 to approximately $.96 per Unit in 2003.

        The merger of the REIT and the Partnership will allow the REIT to raise new equity capital so it can continue its growth strategy.

Q:    Will the REIT continue its current business plan after the merger?

        Yes. The REIT will retain its focus on equity investments in multifamily apartment complexes and anticipates that at least 80 percent of equity capital will be invested in multifamily apartment complexes. In order to stabilize its cash flow during downturns in the apartment market, the REIT will also continue to make investments in mortgage-backed securities issued or guaranteed by US government agencies or federally sponsored corporations such as GNMA, FNMA and FHLMC. The REIT may also make mezzanine level investments, such as participating mortgages and preferred equity, in unaffiliated apartment properties. A small percentage of the REIT's assets may consist of investments in the stocks of other real estate companies and other unaffiliated multifamily related investments.

Q:    Will the management stay the same after the merger?

        Yes, the operations of the REIT will be run by the same team that currently manages both the REIT and the Partnership. This group includes the property evaluation and acquisition team as well as the property management company that runs the day-to-day operations of the apartment properties.

        The REIT's board of directors will have oversight over the combined company after the merger. A majority of the REIT's board consists of persons who are independent directors under the rules of the SEC and the Nasdaq Stock Market.

Q:    How is the REIT different from the Partnership?

        The REIT is organized as a corporation and is taxed as a real estate investment trust. The Partnership is a limited partnership. There are several important differences between these types of companies, including:

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  The REIT is governed by a board of directors who are elected by its stockholders. The REIT will hold annual stockholder meetings. The Partnership is controlled by its general partner which is not elected by Unit holders. The Partnership does not hold annual meetings.

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  The Partnership does not pay tax, but passes all income and loss on to Unit holders. This income and loss is recognized by Unit holders and could be more or less than the amount of distributions paid to them. In general, stockholders of the REIT pay income tax only on an amount equal to or less than the dividends paid to them by the REIT. By distributing income to shareholders, and meeting the other requirements of a real estate investment trust, the REIT avoids taxation of its income at the corporate level. Tax reporting for the REIT is done via a Form 1099-DIV. The Partnership reports tax information on the more complex Form K-1. If the merger is completed, there will be no more K-1s after the 2004 tax year.

Q:    What are the tax consequences of the merger?

        There are no tax consequences for current REIT shareholders. Unit holders (other than retirement plans and other tax-exempt investors) may incur a gain or loss for tax purposes based on the difference between the value of the REIT shares and cash they receive in the merger and their tax basis in their Units.

        The difference will be taxed as a long or short-term capital gain or loss, depending on how long the Units have been held. As noted above, a cash payment is being made to Unit holders to cover their anticipated tax liability. We recommend that Unit holders consult their own tax advisor as to the tax consequences of the merger.

Q:    What are the risks of the merger?

        There are potential risks associated with the merger. You should carefully review the discussion of risk factors in the Joint Proxy Statement/Prospectus.

Q:    What has management recommended?

        Both the General Partner of the Partnership and the Board of Directors of the REIT recommends that you vote "FOR" the merger. These recommendations are based on reviews of the terms of the merger made by special committees consisting of independent directors of the General Partner and the REIT.

        The General Partner's independent special committee received an opinion from Houlihan, Lokey, Howard & Zukin that the terms of the merger are fair, from a financial point of view, to the Unit holders.

        The REIT's independent special committee received an opinion from Freidman, Billings, Ramsey & Co., Inc. that the terms of the merger are fair, from a financial point of view, to the stockholders of the REIT.

Q:    How do I vote?

        Both the Partnership and the REIT will be holding special meetings to vote on the merger. Information about the time and place of these special meetings is included in the Joint Proxy Statement/Prospectus.

        You may vote in the method most convenient for you. You can do this by completing and returning the proxy card sent with the Joint Proxy Statement/Prospectus. You can also vote by telephone or the internet. Please follow the instructions found on the proxy card.

Q:    What do I do if I have questions?

        You should refer to the Joint Proxy Statement/Prospectus for complete information about the merger. If you have further questions, you can call Mr. Maurice Cox of America First Companies at (800) 283-2357.

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Exhibit 99.1